UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER 000-53843
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I — REGISTRANT INFORMATION

U.S. CHINA MINING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

15310 Amberly Drive, Suite 250
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33647
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. China Mining Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended  December 31, 2012 (the “Form 10-K”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in the consolidated financial statements included in the Form 10-K. The Company anticipates that its Form 10-K will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinyu Peng	(813)	514-2873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss for the year ended December 31, 2012 is expected to total $31.24 million compared to net income of $15.24 million for 2011, a decrease of $46.48 million. This was mainly attributed to (a) noncash income of $11.31 million from the changes of the fair value of derivative warrants in 2011 compared to $1.10 million of noncash income of changes from the fair value of warrants derivative during 2012, (b) decreased sales volume but increased percentage of costs and operating expenses in 2012 and (c) $26.18 million goodwill impairment loss in 2012.

During the year ended December 31, 2011, we had sales of approximately $53.98 million and a cost of goods sold (“COGS”) of $35.09  million.  For the year ended December 31, 2012, we currently estimate that we had sales of $30.91 million, a decrease of 43%, and a COGS of $23.28 million.  We estimate that our sales volume for 2012 was 608,077 tons , compared to 1,068,904 tons for 2011, a decrease of 43%.  This anticipated decrease results primarily from the difficulties in transportation logistics from one of our mines during a significant part of 2012 as well as a decrease of coal brokerage in another one of our mines, due to the recent decrease of local demand.   Although our COGS decreased, as a percentage of sales, is estimated to have increased from 65% in 2011 to 75% in 2012.  This increase is primarily attributable to higher infrastructure, safety and environment standard requirements and overall inflation in China.

We anticipate that our operating expenses for the year ended December 31, 2012 will total $39.35 million compared to $12.84 million for 2011, an increase of $26.51 million or 207%. The increase is attributable mostly to a non-cash expense of goodwill impairment of $26.18 million in 2012.   Goodwill is the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2012, we performed impairment testing of one of our reporting unit’s goodwill to determine if the carrying value of the goodwill exceeded its fair value and if an impairment loss would need to be recognized.  Based on this analysis, we concluded that the goodwill balance of $26.18 million was fully impaired as of December 31, 2012.

U.S. China Mining Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2013	By:	/s/ Xinyu Peng
Name: Xinyu Peng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).